Doughp, Inc. (the "Company") a Nevada Corporation and Subsidiary

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Doughp, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 10, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	175,598	207,647
Accounts Receivable	107,596	26,370
Prepaid Expenses	1,977	-
Inventory	395,846	250,771
Total Current Assets	681,017	484,788
Non-current Assets		
Intangible Assets: Website, net of Accumulated Depreciation	-	95,346
Total Non-Current Assets	-	95,346
TOTAL ASSETS	681,017	580,134
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	188,494	457,414
Line of Credit	268,367	-
Short Term Debt	-	102,018
Accrued Interest	264,505	183,358
Sales Tax Payable	39,084	7,522
Other Liabilities	14,065	2,837
Total Current Liabilities	774,516	753,150
Long-term Liabilities		
SAFEs (Simple Agreements for Future Equity)	500,000	500,000
Notes Payable	3,457,000	1,815,835
Total Long-Term Liabilities	3,957,000	2,315,835
TOTAL LIABILITIES	4,731,516	3,068,985
EQUITY		
Common Stock	93	93
Preferred Stock	7	7
Additional Paid in Capital	99,993	99,993
Accumulated Deficit	(4,150,592)	(2,588,944)
Total Equity	(4,050,499)	(2,488,851)
TOTAL LIABILITIES AND EQUITY	681,017	580,134

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	3,084,743	3,780,746
Cost of Revenue	1,515,979	979,763
Gross Profit	1,568,764	2,800,983
Operating Expenses		
Advertising and Marketing	979,534	2,204,936
General and Administrative	1,933,439	1,830,535
Amortization and Other	2,255	3,552
Total Operating Expenses	2,915,228	4,039,023
Operating Income (loss)	(1,346,464)	(1,238,040)
Other Income		
Interest Income	-	12
Other	5	92,112
Total Other Income	5	92,124
Other Expense		
Interest Expense	215,189	120,457
Total Other Expense	215,189	120,457
Earnings Before Income Taxes	(1,561,648)	(1,266,374)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,561,648)	(1,266,374)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,561,648)	(1,266,374)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization and Other Non-cash Expenses	88,707	2,255
Accounts Payable and Accrued Expenses	(242,957)	435,964
Inventory	(145,075)	(113,685)
Accounts Receivable	(74,587)	(26,370)
Prepaids	(1,977)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(375,888)	298,163
Net Cash provided by (used in) Operating Activities	(1,937,536)	(968,211)
INVESTING ACTIVITIES		
Website Development Costs		(15,113)
Net Cash provided by (used by) Investing Activities	-	(15,113)
FINANCING ACTIVITIES		
Debt Proceeds, net of Repayments	1,905,487	1,045,684
Net Cash provided by (used in) Financing Activities	1,905,487	1,045,684
Cash at the beginning of period	207,647	145,287
Net Cash increase (decrease) for period	(32,048)	62,360
Cash at end of period	175,599	207,647

Statement of Changes in Stockholder Equity

	Class A Common Shares		Class B Common Shares		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder Equity
	# of shares	**$ Amount**	**# of shares**	**$ Amount**			
Beginning Balance at 1/1/2021	933,300	93	92,950	7	99,993	(1,322,570)	(1,322,470)
Net Loss						(1,266,374)	(1,266,374)
Ending Balance 12/31/2021	933,300	93	92,950	7	99,993	(2,588,944)	(2,488,851)
Net Loss						(1,561,648)	(1,561,648)
Ending Balance 12/31/2022	933,300	93	92,950	7	99,993	(4,150,592)	(4,050,499)

Doughp, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Doughp, Inc. (the "Company") was formed in Nevada on November 1st, 2018. The Company earns revenue by selling edible and bakeable cookie dough in different forms, including cups, pouches, and foodservice containers. The Company is headquartered in Nevada and serves customers nationwide via its direct-to-consumer channel, as well as in select locations in multiple states in retail stores, such as Target, Walmart, Costco, Kroger, Meijer, etc.

The Company is now conducting a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Doughp Nevada LLC a Nevada entity formed on 2018. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations

The Company currently buys all of its product lines exclusively from two co-manufacturers in the Las Vegas, NV metropolitan region. Management believes other suppliers could not provide comparable terms due to strong relationships with the suppliers, particularly in MOQs and product development. The long term strategy plan includes bicoastal distribution but only if savings in freight outweigh any disadvantages with suppliers.

The Company operates exclusively in the consumer foods industry, with operating segments aggregated into two reportable segments: 1. Direct to Consumer, and 2. Retail. In 2021, DTC represented 96% of revenue vs 4% in retail, whereas in 2022 DTC was responsible for 73% of revenue, while Retail grew to 27%.

As of December 31, 2023, yearly retail sales can be attributed mainly to five large retailers. About 50% of the year's retail (or 14% of total year's revenues) sales came from Costco, while the other half (14% of total revenue) was split across Walmart, Target, Meijer, and Kroger.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Direct-to-Consumer:
The Company generates revenues by selling edible and bakeable cookie dough products online and shipping to the customers's shipping address. The Company's payments are generally collected at time of sale using Shopify as its marketplace and primary payment gateway. The Company's primary performance obligation is to fulfill the orders, shipping the purchased products Monday through Wednesday with adequate temperature control so as to ensure product integrity while in transit. Aside from direct purchase of product, Doughp also offers gift card purchases which are collected before performance and recognized at time of collection as revenue.

Retail:
The Company's primary performance obligation is the delivery of edible and bakeable cookie dough products in transit form with master cases and palletized. While some customers require delivery at their facilities, others collect from our facilities. Revenue is recognized upon delivery/shipment, however it can change depending on the final inspection at point of delivery due to any shortages or issues identified. Retail clients have different terms across the board in terms of allowances for swell and freight, slotting fees, marketing fees, warehouse initiation fees, etc. that are coded coincident with revenue in their respective categories.

Revenue is reported net of promotions, refunds, discounts, and other reductions directly attributable to the transaction price.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The company has authorized 250,000 shares of stock to be distributed through its 2019 Equity-Based Compensation plan. 223,750 shares are available for issuance under the plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Nevada. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements, totaling $1,635,000 for the purposes of funding operations. The interest on the notes were 6% and the amount of interest accrued to date is $203,882. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2023 to 2024. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Line of Credit - In January 2022, the Company entered into a line of credit agreement with Ampla Capital that has a total borrowing base of $300,000 as of March 2023. This line is secured by a UCC lien and Ampla requires to be the exclusive provider of credit while there is outstanding balance (excl. governmental loans). The interest rate is an APR of about 18% on outstanding balance, calculated daily. Collection is on a remittance basis, wherein the Company's customers are directed to pay a joint bank account from which Ampla draws a 40% remittance rate until balance is paid off and then remits the balance to the Company.

Shopify Loan - The Company has entered into a working capital agreement with Shopify, totaling $140,934 for the purposes of purchasing inventory. The remittance rate was 6%. The loan was paid off in 2021.

SBA Loan - The Company entered into an SBA Loan agreement for $1,822,000 with an interest rate of 3.75% and a maturity date of 2052. The balance of this loan was $1,822,000 and the amount of interest accrued to date is $60,624.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021, and 2022, the Company had an outstanding SAFE agreement (Simple Agreement for Future Equity), totaling $500,000, with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The agreement is not subject to a valuation cap.

Liability Summary

Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes Payable	1,635,000	6%	2023-2024	-	1,635,000	1,635,000	203,881	-	1,525,000	1,525,000	98,384
Line of Credit	268,367	18%	-	268,367	-	268,367	-	-	-	-	-
SBA Loan	1,822,000	3.75%	2052	-	1,822,000	1,822,000	60,624	-	149,900	149,900	-
Shopify Loan	140,934	-	-	-	-	-	-	-	140,934	140,934	-
SAFEs (Simple Agreements for Future Equity)	500,000	-	-	-	500,000	500,000	-	-	500,000	500,000	-
Total				**268,367**	**3,957,000**	**4,225,367**	**264,505**	**-**	**2,315,834**	**2,315,834**	**98,384**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	1,793,367
2024	110,000
2025	-
2026	-
2027	-
Thereafter	1,822,000

NOTE 6 – EQUITY

The Company has authorized 4,000,000 of Class A common shares with a par value of $0.0001 per share. 933,300 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,000,000 of Class B common shares with a par value of $0.0001 per share. 92,950 shares were issued and outstanding as of 2021 and 2022.

Voting: Class B common shares are non-voting shares.

Dividends: The holders of the Class B common shares are entitled to receive dividends when and if declared by the Board of Directors.

Conversion: Class B common shareholders have the right to convert shares into Class A common stock at a rate of 1 to 1 at the discretion of the shareholder all outstanding shares of Class B Common Stock shall automatically be converted into shares of Class A Common Stock, at a rate of one for one (as adjusted for any stock dividends, combinations or splits with respect to such shares) and such shares of Class B Common Stock may not be reissued by the Corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 10, 2023, the date these financial statements were available to be issued.

The Company received a formal complaint concerning ADA capabilities of its website and settled with Plaintiff for $7,500.

The Company received a formal complaint concerning one of its product lines' packaging. It is currently in the process of adjusting its packaging, estimating a total of $6,000 to be spent on such. The Company does not consider a judgement against the Company or further Complaints to be probable in this case.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.